Exhibit 12.1

ExlService Holdings, Inc

Unaudited Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends

	Six Months Ended		Year Ended
	June 30, 2009	June 30, 2008	December 31, 2008	December 31, 2007	December 31, 2006	December 31, 2005	December 31, 2004
	(All figures in thousands except ratios)
Income (loss) from continuing operations before income taxes and minority interests	$4,646	$6,918	$9,797	$16,601	$6,356	$(1,650)	$2,271
	$4,646	$6,918	$9,797	$16,601	$6,356	$(1,650)	$2,271

Fixed charges:
Interest and other financial charges (a)	0	0	0	0	350	675	869
One-third of rental expense(b)	894	985	1,795	1,110	635	619	449

Total fixed charges	894	985	1,795	1,110	985	1,294	1,318

Adjusted earnings from continuing operations before income taxes and minority interests	$5,540	$7,903	$11,591	$17,711	$7,342	$(356)	$3,589

Ratio of earnings to fixed charges	6.2	8.0	6.5	16.0	7.5	N/A (c)	2.7

Preferred stock dividend requirements	$—	$—	$—	$—	$617	$249	$—
Ratio of earnings before provision for income taxes to earnings from continuing operations (d)	1.1	0.9	0.9	0.9	0.9	1.0	0.8
Preferred stock dividend factor on pre-tax basis	—	—	—	—	584	249	—
Fixed charges	894	985	1,795	1,110	985	1,294	1,318

Total fixed charges and preferred stock dividend requirements	$894	$985	$1,795	$1,110	$1,569	$1,543	$1,318

Ratio of earnings to combined fixed charges and preferred stock dividend (d)	6.2	8.0	6.5	16.0	4.7	N/A (e)	2.7

(a)	Represents interest on senior long-term debt, interest on preferred stock and amortization of deferred financing and issuance costs.

(b)	Represents approximately one-third of rent expense deemed for this purpose to represent the interest component of rental payments.

(c)	Earnings were insufficient to cover fixed charges by $1,650 for the year ended December 31, 2005.

(d)	Exl reported pre-tax losses for the year ended December 31, 2005; accordingly, the preferred dividend factor equal the preferred dividend requirements.

(e)	Earnings were insufficient to cover fixed charges and preferred dividends by $1,899 for the year ended December 31, 2005.